Post-Effective Amendment No. 10 to Form S-11
Exhibit 4.7
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
MULTIPLE CLASS PLAN

This MULTIPLE CLASS PLAN (the “Plan”) is adopted as of September 1, 2017 by the Board of Directors (the “Board”) of Black Creek Diversified Property Fund Inc., a Maryland corporation (the “Company”) pursuant to its charter (the “Charter”), to set forth the method by which distributions among classes of Common Shares shall be determined relative to each other. Unless otherwise defined herein, capitalized terms shall have the same meaning as set forth in the Charter.

1.Classes of Common Shares. The Charter authorizes the issuance of five classes of Common Shares: Class E Common Shares, Class T Common Shares, Class S Common Shares, Class D Common Shares and Class I Common Shares.

2.Distribution Fees. In connection with the Company’s ongoing public offerings of Common Shares, the Company has agreed to pay the Dealer Manager certain Distribution Fees with respect to its outstanding Common Shares. Subject to FINRA limitations on underwriting compensation, the Company will pay the Dealer Manager Distribution Fees:

(a)
with respect to the Company’s outstanding Class T Common Shares, equal to 0.85% per annum of the aggregate Class I NAV Per Share of the Company’s outstanding Class T Common Shares, consisting of an advisor distribution fee and a dealer distribution fee;

(b)	with respect to the Company’s outstanding Class S Common Shares, equal to 0.85% per annum of the aggregate Class S NAV Per Share of the Company’s outstanding Class S Common Shares; and

(c)	with respect to the Company’s outstanding Class D Common Shares, equal to 0.25% per annum of the aggregate Class D NAV Per Share of the Company’s outstanding Class D Common Shares.

The Company does not pay Distribution Fees with respect to its outstanding Class E Common Shares or Class I Common Shares.

3.Allocation of Distribution Fees. The Distribution Fees listed above are allocated to stockholders on a class-specific basis and are borne by all holders of the applicable class. The Distribution Fees may differ for each class of Common Shares, even when the net asset value of each class is the same. As described below, normally, the Company intends that the payment of the class-specific Distribution Fees by the Company and the allocation of them to stockholders will result in different amounts of distributions being paid with respect to each class of Common Shares. However, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the allocation of class-specific fees with respect to such period, then pursuant to the Company’s Valuation Procedures, the class-specific fee allocations may lower the net asset value of a class of Common Shares. Therefore, as a result of the different ongoing Distribution Fees allocable to each class of Common Shares, each class of Common Shares could have a different net asset value per share. If the net asset value of the Company’s classes of Common Shares are different, then, pursuant to the Company’s Valuation Procedures, changes to its assets and liabilities that are allocable based on net asset value may also be different for each class.

4.Distributions. Distributions on Common Shares are made on all classes of Common Shares at the same time. The per share amount of distributions on Common Shares differs because of different allocations of class-specific Distribution Fees. The Company uses the record share method of determining the per share amount of distributions on each class of Common Shares, although the Board may choose other methods. The record share method is one of several distribution calculation methods for multiple-class funds recommended, but not required, by the American Institute of Certified Public Accountants (AICPA). Under this method, the amount to be distributed on Common Shares is increased by the sum of all class-specific Distribution Fees accrued for such period. Such amount is divided by the number of Common Shares outstanding on the record date. Such per share amount is reduced for each class of Common Shares by the per share amount of any class-specific fees allocable to such class.

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